UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 5, 2007 (March 5, 2007)

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands
(State or Other Jurisdiction of Incorporation
1818 Canggong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

Item 8.01       Other Events

On March 5, 2007, the company announced that, commencing on March 6, 2007, the holders of the company’s units may elect to separately trade the common stock and warrants included in such units. Those units not separated will continue to trade on the Over-the-Counter Bulletin Board under the symbol CGSUF.OB, and each of the common stock and warrants will trade on the Over-the-Counter Bulletin Board under the symbols CGSXF.OB and CGSQF.OB, respectively.

A copy of the Press Release issued by the Company announcing the separate trading of the securities underlying the units is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
99.1	Press release issued by ChinaGrowth South Acquisition Corporation dated March 5, 2007

[signature on following page]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINAGROWTH SOUTH ACQUISITION CORPORATION

Date: March 5, 2007	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Executive Officer